Exhibit 107

Calculation of Filing Fee Tables

Form S-3

(Form Type)

Equity LifeStyle Properties, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title(1)	Fee Calculation or Carry Forward Rule (2)	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial effective date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward

Newly Registered Securities

Fees to Be Paid.	Equity	Common Stock, par value $.01 per share	457(r)	(2)	(2)	(2)	(2)	(2)
	Equity	Preferred Stock, par value $.01 per share	457(r)	(2)	(2)	(2)	(2)	(2)
	Other	Depositary Shares representing Preferred Stock (3)	457(r)	(2)	(2)	(2)	(2)	(2)
	Other	Warrants (4)	457(r)	(2)	(2)	(2)	(2)	(2)
	Other	Rights (4)	457(r)	(2)	(2)	(2)	(2)	(2)
	Other	Purchase Contracts	457(r)	(2)	(2)	(2)	(2)	(2)
	Other	Units	457(r)	(2)	(2)	(2)	(2)	(2)

Fees Previously Paid	—	—	—	—	—	—		—

Carry Forward Securities

Carry Forward Securities	—	—	—	—		—			—	—	—	—

	Total Offering Amounts					—		—

	Total Fees Previously Paid							—

	Total Fee Offsets							—

	Net Fee Due							(2)

(1)

The securities covered by this registration statement may be sold or otherwise distributed separately, together or as units with other securities covered by this registration statement. This registration statement covers offers, sales and other distributions of the class of securities listed in this table from time to time at prices to be determined, as well as shares of Preferred Stock distributable upon the termination of a deposit arrangement for depositary shares so offered or sold, shares of Common Stock issuable upon the exchange or conversion of shares of Preferred Stock that are exchangeable for or convertible into shares of Common Stock so offered or sold, and shares of Common Stock or Preferred Stock or depositary shares issuable upon the exercise of Common Stock Warrants, Rights, Purchase Contracts or Units so offered, sold or distributed. This registration statement also covers shares of Common Stock, shares of Preferred Stock, depositary shares, Warrants, Rights, Purchase Contracts or Units that may be offered or sold under delayed delivery contracts pursuant to which the counterparty may be required to purchase such securities, as well as such contracts themselves. Such contracts would be issued with the specific securities to which they relate.

(2)

An indeterminate aggregate initial offering price and amount of securities of each identified class of securities is being registered as may from time to time be offered, issued upon conversion, redemption, repurchase, exchange, settlement or exercise of any securities registered hereunder, including under any applicable anti-dilution provisions, or sold hereunder at indeterminate prices. Separate consideration may or may not be received for securities that are issuable upon exercise, conversion or exchange of other securities or that are issued in units. In accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, as amended, the registrant is deferring payment of the entire registration fee, which will be paid subsequently on a pay-as-you-go basis.

(3)

Each depositary share will be issued under a deposit agreement, which will represent an interest in a fractional share or multiple shares of Preferred Stock and will be evidenced by a depositary receipt.

(4)	The warrants and rights covered by this registration statement may be warrants and rights for shares of common stock, shares of preferred stock, depositary shares or other offered securities.